UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021.

Commission File Number: 001-40530

GH Research PLC
(Exact name of registrant as specified in its charter)

28 Baggot Street Lower
Dublin 2
D02 NX43
Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 6, 2021, GH Research PLC (the “Company”) reported the successful outcome of the Phase 2 part of a Phase 1/2 clinical trial of GH001, an inhalable 5-MeO-DMT product candidate, in patients with treatment-resistant depression (“TRD”). A copy the press release is attached hereto as Exhibit 99.1.

In connection with the release of these results, on December 6, 2021, the Company made available on its website an updated corporate presentation. A copy of the corporate presentation is attached hereto as Exhibit 99.2.

The fact that this presentation is being made available and furnished herewith should not be deemed an admission as to the materiality of any information contained in the materials. The information contained in the presentation is being provided as of December 6, 2021 and the Company does not undertake any obligation to update the presentation in the future nor to update forward-looking statements to reflect subsequent actual results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC
Date: December 6, 2021

	By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Group Finance Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated December 6, 2021
99.2	Corporate Presentation for December 2021